As filed with the Securities and Exchange Commission on December 11, 2019

Securities Act File No. 333-220232

Investment Company Act File No. 811-04700

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(Check Appropriate Box or Boxes)

Registration Statement

under

the Securities Act of 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 4	☒

and/or

Registration Statement

under

the Investment Company Act of 1940	☒
Amendment No. 65	☒

THE GABELLI EQUITY TRUST INC.

(Exact Name of Registrant as Specified in Charter)

One Corporate Center, Rye, New York 10580-1422

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (800) 422-3554

Bruce N. Alpert

The Gabelli Equity Trust Inc.

One Corporate Center

Rye, New York 10580-1422

(914) 921-5100

(Name and Address of Agent for Service)

Copies to:

Andrea R. Mango, Esq. The Gabelli Equity Trust Inc. One Corporate Center Rye, New York 10580-1422 (914) 921-5100	James G. Silk, Esq. Willkie Farr & Gallagher LLP 1875 K Street, N.W. Washington, DC 20006-1238 (212) 728-8000

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) of The Gabelli Equity Trust Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 4 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 4 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 4 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C — OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1.	Financial Statements

(a)	None

(b)	Part A

None

Part B

The following statements of the Registrant are incorporated by reference in Part B of the Registration Statement:

Schedule of Investments at December 31, 2018

Statement of Assets and Liabilities as of December 31, 2018

Statement of Operations for the Year Ended December 31, 2018

Statement of Changes in Net Assets for the Year Ended December 31, 2018

Notes to Financial Statements for the Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm for the Year Ended December 31, 2018

Schedule of Investments at June 30, 2019

Statement of Assets and Liabilities as of June 30, 2019

Statement of Operations for the Period Ended June 30, 2019

Statement of Changes in Net Assets for the Period Ended June 30, 2019

Notes to Financial Statements for the Period Ended June 30, 2019

2.	Exhibits

(a)(i)	Articles of Incorporation (2)

(a)(ii)(a)	Articles Supplementary for the 7.25% Cumulative Preferred Stock (2)

(a)(ii)(b)	Articles Supplementary for the 7.20% Tax Advantaged Series B Cumulative Preferred Stock (3)

(a)(ii)(c)	Articles of Amendment dated June 15, 2001 to the Articles Supplementary for the 7.20% Tax Advantaged Series B Cumulative Preferred Stock (3)

(a)(ii)(d)	Articles Supplementary for the Series C Auction Rate Cumulative Preferred Stock (5)

(a)(iii)	Articles Supplementary for the 5.875% Series D Cumulative Preferred Stock (6)

(a)(iv)	Articles Supplementary for the Series E Auction Rate Preferred Stock (6)

(a)(v)	Articles Supplementary for the 6.20% Series F Cumulative Preferred Stock (9)

(a)(vi)	Articles Supplementary for election to be subject to Section 3-804(c) of the Maryland General Corporation Law (11)

(a)(vii)	Articles of Amendment dated May 12, 2004 to the Articles of Incorporation (7)

(a)(viii)	Articles of Amendment dated September 12, 2005 to the Articles of Incorporation (8)

(a)(ix)	Articles of Amendment dated May 29, 2009 to the Articles Supplementary for the Series C Auction Rate Cumulative Preferred Stock (12)

(a)(x)	Articles of Amendment dated May 29, 2009 to the Articles Supplementary for the 5.875% Series D Cumulative Preferred Stock (12)

(a)(xi)	Articles of Amendment dated May 29, 2009 to the Articles Supplementary for the Series E Auction Rate Preferred Stock (12)

(a)(xii)	Articles of Amendment dated May 29, 2009 to the Articles Supplementary for the 6.20% Series F Cumulative Preferred Stock (12)

(a)(xiii)	Articles Supplementary for the Series G Cumulative Preferred Stock (14)

(a)(xiv)	Articles Supplementary for the 5.00% Series H Cumulative Preferred Stock (15)

(a)(xv)	Articles of Amendment dated November 15, 2012 to the Articles Supplementary for the Series C Auction Rate Cumulative Preferred Stock (16)

(a)(xvi)	Articles of Amendment dated November 15, 2012 to the Articles Supplementary for the 5.875% Series D Cumulative Preferred Stock (16)

(a)(xvii)	Articles of Amendment dated November 15, 2012 to the Articles Supplementary for the Series E Auction Rate Preferred Stock (16)

(a)(xviii)	Articles of Amendment dated January 23, 2014 to the Articles Supplementary for the Series C Auction Rate Cumulative Preferred Stock (17)

(a)(xix)	Articles of Amendment dated January 23, 2014 to the Articles Supplementary for the Series E Auction Rate Preferred Stock (17)

(a)(xx)	Articles of Amendment dated January 23, 2014 to the Articles Supplementary for the 5.00% Series H Cumulative Preferred Stock (17)

(a)(xxi)	Articles Supplementary for the 5.45% Series J Cumulative Preferred Stock (20)

(a)(xxii)	Articles of Amendment dated October 17, 2017 to the Articles of Incorporation (22)

(a)(xxiii)	Articles Supplementary for the 5.00% Series K Cumulative Preferred Stock (25)

(b)	Amended and Restated By-Laws of Registrant (10)

(c)	Not applicable

(d)(i)	Form of certificate for Common Stock, par value $.001 per share (1)

(d)(ii)	Series C Auction Rate Cumulative Preferred Stock (5)

(d)(iii)	5.875% Series D Cumulative Preferred Stock (6)

(d)(iv)	Series E Auction Rate Preferred Stock (6)

(e)	Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan of The Gabelli Equity Trust Inc. (the “Registrant”) (2)

(f)	Not applicable

(g)	Investment Advisory Agreement between Registrant and Gabelli Funds, LLC (the “Investment Adviser”) (1)

(h)(i)	Form of Underwriting Agreement (25)

(h)(ii)	Form of Master Agreement Among Underwriters (25)

(h)(iii)	Form of Master Selected Dealers Agreement (25)

(i)	Not applicable

(j)	Custodian Contract between Registrant and The Bank of New York Mellon (11)

(k)(i)	Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (11)

(k)(i)(a)	Amendment No. 1 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (15)

(k)(i)(b)	Amendment No. 2 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (15)

(k)(i)(c)	Amendment No. 3 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (19)

(k)(i)(d)	Amendment No. 4 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (19)

(k)(i)(e)	Amendment No. 5 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (19)

(k)(i)(f)	Amendment No. 6 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (20)

(k)(i)(g)	Amendment No. 7 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (21)

(k)(i)(h)	Amendment No. 8 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (21)

(k)(i)(i)	Amendment No. 9 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (21)

(k)(i)(j)	Amendment No. 10 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (22)

(k)(i)(k)	Amendment No. 11 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (22)

(k)(i)(l)	Amendment No. 12 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (23)

(k)(i)(m)	Amendment No. 13 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (23)

(k)(i)(n)	Amendment No. 15 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (25)

(k)(ii)	Fee and Service Schedule for Stock Transfer Services among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (11)

(k)(iii)	Form of Auction Agency Agreement for the Series C Auction Rate Cumulative Preferred Stock (5)

(k)(iv)	Form of Auction Agency Agreement for the Series E Auction Rate Preferred Stock (6)

(k)(v)	Form of Broker-Dealer Agreement for the Series C Auction Rate Cumulative Preferred Stock (5)

(k)(vi)	Form of Broker-Dealer Agreement for the Series E Auction Rate Preferred Stock (6)

(l)(i)	Opinion and Consent of Venable LLP (22)

(l)(ii)	Opinion and Consent of Venable LLP with respect to the legality of the 5.00% Series K Cumulative Preferred Stock (25)

(m)	Not applicable

(n)(i)	Consent of Independent Registered Public Accounting Firm (24)

(n)(ii)(a)	Powers of Attorney, except Mr. Kuni Nakamura (21)

(n)(ii)(b)	Power of Attorney of Mr. Kuni Nakamura (23)

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)(i)	Code of Ethics of the Investment Adviser and of the Registrant (23)

(r)(ii)	Joint Code of Ethics of the Investment Adviser and of the Registrant for Chief Executive and Senior Financial Officers of the Gabelli Funds (11)

(1)	Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 033-62323 and 811-04700) as filed with the Securities and Exchange Commission on October 13, 1995.
(2)	Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-45951 and 811-04700) as filed with the Securities and Exchange Commission on April 7, 1998.
(3)	Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-47012 and 811-4700) as filed with the Securities and Exchange Commission on June 11, 2001.
(4)	Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-47012 and 811-04700) as filed with the Securities and Exchange Commission on December 1, 2000.
(5)	Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-86554 and 811-04700) as filed with the Securities and Exchange Commission on June 25, 2002.
(6)	Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-106081 and 811-04700) as filed with the Securities and Exchange Commission on October 1, 2003.
(7)	Incorporated by reference to the Registrant’s Registration Statement on Form N-14 (File No. 333-126111) as filed with the Securities and Exchange Commission on June 24, 2005.
(8)	Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-127724 and 811-04700) as filed with the Securities and Exchange Commission on September 15, 2005.
(9)	Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-137298 and 811-04700) as filed with the Securities and Exchange Commission on November 6, 2006.
(10)	Incorporated by reference to the Registrant’s filing on Form 8-K (File No. 811-04700) as filed with the Securities and Exchange Commission on December 9, 2010.
(11)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on April 29, 2011.
(12)	Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on June 22, 2011.
(13)	Incorporated by reference to the Registrant’s Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on May 31, 2012.
(14)	Incorporated by reference to the Registrant’s Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on June 21, 2012.
(15)	Incorporated by reference to the Registrant’s Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on September 26, 2012.
(16)	Incorporated by reference to the Registrant’s Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on March 25, 2013.

(17)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on April 14, 2014.
(18)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on August 5, 2014.
(19)	Incorporated by reference to the Registrant’s Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on March 18, 2016.
(20)	Incorporated by reference to the Registrant’s Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on March 29, 2016.
(21)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on August 29, 2017.
(22)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on October 20, 2017.
(23)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on September 24, 2019.
(24)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on November 19, 2019.
(25)	Filed herewith.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” beginning on page 75 of the Prospectus and under the heading “Underwriting” beginning on page P-19 of the accompanying Prospectus Supplement is incorporated by reference.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Accounting fees	$78,000
Legal fees	$440,000
NYSE listing fees	$222,533
Printing expenses	$575,000
Rating agency fees	$100,000
SEC registration fees	$60,000
Miscellaneous	$489,367

Total	$1,966,000

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Securities as of September 18, 2019:

Class of Stock	Number of Record Holders

Common Stock	5,082
Series C Auction Rate Preferred	1
Series D Preferred	1
Series E Auction Rate Preferred	1
Series G Preferred	2
Series H Preferred	1
Series J Preferred	1

Item 30. Indemnification

Article VI of the Registrant’s Amended and Restated Bylaws provides as follows:

ARTICLE VI

INDEMNIFICATION, ADVANCE OF EXPENSES AND INSURANCE

SECTION 1.  Indemnification of Directors and Officers. Any person who was or is a party or is threatened to be made a party in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is a current or former director or officer of the Corporation, or is or was serving while a director or officer of the Corporation at the request of the Corporation as a director, officer, partner, trustee, employee, agent or fiduciary of another corporation, partnership, joint venture, trust, enterprise or employee benefit plan, shall be indemnified by the Corporation against judgments, penalties, fines, excise taxes, settlements and reasonable expenses (including attorneys’ fees) actually incurred by such person in connection with such action, suit or proceeding to the full extent permissible under the MGCL, the Securities Act of 1933, as amended, and the Investment Company Act, as those statutes are now or hereafter in force, except that such indemnity shall not protect any such person against any liability to the Corporation or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (“disabling conduct”).

SECTION 2.  Advances. Any current or former director or officer of the Corporation claiming indemnification within the scope of this Article VI shall be entitled to advances from the Corporation for payment of the reasonable expenses incurred by him or her in connection with proceedings to which he or she is a party in the manner and to the full extent permissible under the MGCL, the Securities Act of 1933, as amended, and the Investment Company Act, as those statutes are now or hereafter in force; provided, however, that the person seeking indemnification shall provide to the Corporation a written affirmation of his good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met and a written undertaking to repay any such advance, if it should ultimately be determined that the standard of conduct has not been met, and provided further that at least one of the following additional conditions is met: (a) the person seeking indemnification shall provide a security in form and amount acceptable to the Corporation for his undertaking; (b) the Corporation is insured against losses arising by reason of the advance; or (c) a majority of a quorum of directors of the Corporation who are neither “interested persons” as defined in Section 2(a)(19) of the Investment Company Act, nor parties to the proceeding (“disinterested non-party directors”), or independent legal counsel, in a written opinion, shall determine, based on a review of facts readily available to the Corporation at the time the advance is proposed to be made, that there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

SECTION 3.  Procedure. At the request of any current or former director or officer, or any employee or agent whom the Corporation proposes to indemnify, the Board of Directors shall determine, or cause to be determined, in a manner consistent with the MGCL, the Securities Act of 1933, as amended, and the Investment Company Act, as those statutes are now or hereafter in force, whether the standards required by this Article V have been met; provided, however, that indemnification shall be made only following: (a) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified was not liable by reason of disabling conduct or (b) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the person to be indemnified was not liable by reason of disabling conduct, by (i) the vote of a majority of a quorum of disinterested non-party directors or (ii) an independent legal counsel in a written opinion.

SECTION 4.  Indemnification of Employees and Agents. Employees and agents who are not officers or directors of the Corporation may be indemnified, and reasonable expenses may be advanced to such employees or agents, in accordance with the procedures set forth in this Article V to the extent permissible under the MGCL, the Securities Act of 1933, as amended, and the Investment Company Act, as those statutes are now or hereafter in force, and to such further extent, consistent with the foregoing, as may be provided by action of the Board of Directors or by contract.

SECTION 5.  General; Other Rights. The rights to indemnification and advance of expenses provided by the Charter and these Bylaws shall vest immediately upon election of a director or officer. Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Charter or these Bylaws inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption. The indemnification provided by this Article VI shall not be deemed exclusive of any other right, with respect to indemnification or otherwise, to which those seeking such indemnification may be entitled under any insurance or other agreement, vote of stockholders or disinterested directors or otherwise, both as to action by a director or officer of the Corporation in his official capacity and as to action by such person in another capacity while holding such office or position, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

SECTION 6.  Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or who, while a director, officer, employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, agent or fiduciary of another corporation, partnership, joint venture, trust, enterprise or employee benefit plan, against any liability asserted against and incurred by him or her in any such capacity, or arising out of his or her status as such, and reasonable expenses incurred by him or her in connection with proceedings to which he or she is made a party, provided that no insurance may be obtained by the Corporation for liabilities against which the Corporation is specifically prohibited from indemnifying him or her under this Article VI or applicable law.

Section 5 of the Registrant’s Investment Advisory Agreement provides as follows:

5.  Standard of Care

The Advisor shall exercise its best judgment in rendering the services described in paragraphs 2 and 3 above. The Advisor shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters of which this Agreement relates, provided that nothing in this paragraph shall be deemed to protect or purport to protect the Advisor against any liability to the Fund or to its shareholders to which the Advisor would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the Advisor’s reckless disregard of its obligations and duties under this Agreement.

Other

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

The Investment Adviser, a limited liability company organized under the laws of the State of New York, acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Investment Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Investment Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Investment Adviser filed with the SEC pursuant to the 1940 Act (Commission File No. 801-37706).

Item 32. Location of Accounts and Records

The accounts and records of the Registrant are maintained in part at the office of the Investment Adviser at One Corporate Center, Rye, New York 10580-1422, in part at the offices of the Registrant’s custodian, The Bank of New York Mellon Corporation, 135 Santilli Highway, Everett, Massachusetts 02149, in part at the offices of the Registrant’s sub-administrator, BNY Mellon Investment Servicing (US) Inc., 400 Bellevue Parkway, Wilmington, Delaware, 19809, and in part at the offices of Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.    Registrant undertakes to suspend the offering of shares until it amends its prospectus if (a) subsequent to the effective date of its Registration Statement, the net asset value declines more than ten percent from the later of its net asset value as of the effective date of the Registration Statement or the filing of a prospectus supplement pursuant to Rule 497, under the Securities Act, setting forth the terms of the offering or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.    Not applicable.

3.    If the securities being registered are to be offered to existing shareholders pursuant to warrants or subscription rights to purchase its common stock, and any securities not taken by shareholders are to be reoffered to the public, the Registrant undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant further undertakes to file a post-effective amendment to set forth the terms of such offering.

4.    Registrant undertakes:

(a)	to file, during and period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; and

(4)

if (i) it determines to conduct one or more offerings of the Fund’s common shares (including rights to purchase its common shares) at a price below its net asset value per common share at the date the offering is commenced, and (ii) such offering or offerings will result in greater than a 15% dilution to the Fund’s net asset value per common share.

(b)

that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)

that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

(2)

the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.    Registrant undertakes:

(a)

that, for the purpose of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) will be deemed to be a part of the Registration Statement as of the time it was declared effective.

(b)

that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

6.    Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information constituting Part B of this Registration Statement.

7.    Registrant undertakes to only offer rights to purchase a combination of common and preferred stock together after a post-effective amendment to the Registration Statement relating to such rights has been declared effective.

SIGNATURES

As required by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rye, State of New York, on the 11th day of December, 2019.

THE GABELLI EQUITY TRUST INC.

By:	/s/ BRUCE N. ALPERT
Bruce N. Alpert
President and Principal Executive Officer

As required by the Securities Act of 1933, as amended, this Form N-2 has been signed below by the following persons in the capacities set forth below on the 11th day of December, 2019.

NAME	TITLE

*	Director
Mario J. Gabelli

*	Director
James P. Conn

*	Director
Frank J. Fahrenkopf, Jr.

*	Director
Michael J. Ferrantino

*	Director
William F. Heitmann

*	Director
Kuni Nakamura

*	Director
Salvatore J. Zizza

/s/ BRUCE N. ALPERT Bruce N. Alpert	President and Principal Executive Officer

/S/ JOHN C. BALL John C. Ball	Treasurer and Principal Financial and Accounting Officer

/S/ BRUCE N. ALPERT Bruce N. Alpert	Attorney-in-Fact

*	Pursuant to a Power of Attorney

EXHIBIT INDEX

Exhibit Number	Description

(a)(xxiii)	Articles Supplementary for the 5.00% Series K Cumulative Preferred Stock

(h)(i)	Form of Underwriting Agreement

(h)(ii)	Form of Master Agreement Among Underwriters

(h)(iii)	Form of Master Selected Dealers Agreement

(k)(i)(n)	Form of Amendment No. 15 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc.

(l)(ii)	Opinion and Consent of Venable LLP with respect to the legality of the 5.00% Series K Cumulative Preferred Stock